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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003868

hours per response

SEC FILE NUMBER
8- 46785

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2002 WASH, D.C. 354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ProTrader Securities Corporation

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

504 Lavaca, Suite 1000

(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Jones (512) 479-7300

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers L.L.P.

(Name — *if individual, state last, first, middle name*)

600 Congress Ave., Suite 1800	Austin	TX	78701
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Scott Yeager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProTrader Securities Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KAREN K. THOMPSON
Notary Public
State of Texas
My Commission Expires
December 6, 2005

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2002
WASH, D.C.
354
SECTION

ProTrader Securities Corporation

Statement of Financial Condition
December 31, 2001
Pursuant to Rule 17a-5



PricewaterhouseCoopers LLP
600 Congress Avenue
Suite 1800
Austin TX 78701-3266
Telephone (512) 477 1300
Facsimile (512) 477 8681

Report of Independent Accountants

To the Stockholder of
ProTrader Securities Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ProTrader Securities Corporation (the "Company") at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2002

ProTrader Securities Corporation
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

Assets	
Cash and cash equivalents	$ 6,247,063
Receivable from clearing broker-dealers	2,151,950
Receivable from related parties	1,888,467
Accounts receivable from customers	639,325
Prepaid expenses and other assets	375,902
Rental deposits	187,083
Securities owned	260,700
Equipment, furniture, and leasehold improvements, net	1,943,885
Patents	214,636
Income tax receivable	2,159,056
Deferred tax assets	639,170
Total assets	$ 16,707,237
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 936,981
Accrued liabilities	1,532,000
Commissions payable	2,387,608
	4,856,589
Stockholder's equity	11,850,648
Total liabilities and stockholder's equity	$ 16,707,237

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Nature of Business

ProTrader Securities Corporation ("the Company") is a wholly-owned subsidiary of Instinet Global Holdings, Inc. ("IGHI"), which is a wholly-owned subsidiary of Instinet Group Incorporated, who is ultimately majority-owned by Reuters Group PLC ("Reuters"). The Company is primarily engaged in the retail brokerage business and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

As an introducing broker-dealer, the Company operates under Rule 15c3-3(k)(2)(ii), which requires that all of the funds and securities of its customers be handled through a clearing broker-dealer. During 2001, the Company cleared its securities transactions on a fully disclosed basis through Spear, Leeds and Kellogg, Inc. and, effective December 5, 2001, Instinet Clearing Services, Inc., an affiliated entity.

The Company operates 13 branch offices in 8 states, providing electronic brokerage and related services to in-house, remote and internet customers.

Through September 2001, the Company was also involved in proprietary trading of investment securities.

2. Acquisition

Through September 30, 2001, the Company was a wholly-owned subsidiary of ProTrader Group LP ("Group"). On October 1, 2001, IGHI acquired the partnership interests in ProTrader Group LP and Subsidiaries ("Group"). Effective October 5, 2001, the Company was distributed from Group and became a wholly-owned subsidiary of IGHI. The statement of financial condition reflects the historical cost of assets and liabilities of the Company, and does not reflect a new basis of accounting resulting from the acquisition of the Company.

3. Summary of Significant Accounting Policies

Receivable from Clearing Broker-Dealers
The receivable from clearing broker-dealers represents the accumulation of commissions withheld from customer accounts for securities traded, net of related clearing costs, and are generally available to the Company the next business day after the related trade settlement.

Securities Owned
Securities owned are recorded on a trade date basis and are carried at their market or fair value.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

Cash and Cash Equivalents
The Company considers its short-term money market fund investment to be a cash equivalent.

Depreciation and Amortization
Equipment and leasehold improvements are being depreciated and amortized over their estimated useful lives of three to five years or the term of the lease, whichever is shorter, using the straight-line method.

Income Taxes
For the period from October 1, 2001, through December 31, 2001, the Company, together with other Instinet Group Incorporated's subsidiaries in the U.S. will be included in a consolidated federal income tax return. The Company pays or recovers from Instinet Group Incorporated the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with Instinet Group Incorporated. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and amounts recorded for financial reporting purposes, using current tax rates.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Securities Owned

At December 31, 2001, the Company owns common stock in NASDAQ. The Company paid $260,700 to purchase NASDAQ common stock, which was offered to all NASD registered broker-dealers, and is recorded at cost, which approximates fair value.

5. Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements consist of the following at December 31, 2001:

Computer equipment	$ 4,888,282
Computer software	175,038
Furniture and fixtures	717,572
Leasehold improvements	1,638,232
Accumulated depreciation and amortization	(5,475,239)
Total equipment, furniture and leasehold improvements	$ 1,943,885

6. Related Party Transactions

As a policy, the Company advances significant funds for certain operating expenses, compensation, and equipment purchases for branch offices and affiliated companies. The Company withholds appropriate amounts received on their behalf as reimbursement for the advances. At December 31, 2001, amounts due from branch offices and affiliated companies was $1,888,467.

The Company utilizes Instinet Clearing Services, Inc. ("ICS"), an affiliate of the Company, as a clearing broker-dealer. At December 31, 2001, the Company was owed $1,150,738 from ICS, which amount is reflected as receivable from clearing broker-dealers in the accompanying statement of financial condition.

7. Retirement Plan

Effective January 1, 1998, the Company established and administers the ProTrader Securities Corporation 401(k) Profit Sharing Plan and Trust (the Plan) for the benefit of substantially all employees of the Company. To be eligible, employees must have reached the age of 21. Participants may elect to defer up to 12% of their compensation to the Plan. The Plan provides for contributions by the Company of 3% of each eligible employee's wages. Company contributions to a participant's account do not vest until the participant has completed three years of service, at which time the contributions become fully vested. Effective October 2001, the Plan was terminated and the company enrolled in a defined contribution pension plan sponsored by Reuters.

8. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the Commission) under Rule 15c3-1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2001, the Company had net capital of approximately $3.2 million, which was approximately $2.8 million in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital is 1.67-to-1.

9. Commitments and Contingencies

The aggregate future minimum rentals under operating lease agreements are summarized as follows:

Year ending December 31,	Amount
2002	$ 1,108,991
2003	404,064
2004	307,215
2005	316,471
2006	325,963
Thereafter	1,007,117
	$ 3,469,821

The Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. The Company believes that the ultimate resolution of these matters will not have a material effect on its business, financial condition, or operating results.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company introduces securities transactions on behalf of its customers on a fully disclosed basis through its clearing broker-dealer, Instinet Clearing Services, Inc.

The Company is exposed to credit risk from customer securities transactions during the period between the transaction date and the settlement date. This period is typically three business days in the U.S. equities markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for customer receivables. Adverse movements in the prices of these securities can increase credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with retail customers and financial institutions located in the United States. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

11. Reorganization

During December 2001, Group's management decided to restructure the Company through reducing headcount and closing three branch offices. Group recognized a liability of approximately $1.2 million associated with the restructuring of the Company, which management believes will be sufficient to cover all costs associated with respect to this restructuring. As Group has committed to pay the costs of the restructuring, no restructuring costs have been reflected in the accompanying statement of financial condition of the Company. The Company's financial condition may not necessarily be indicative of that which would have resulted if it had been operated as an unaffiliated company.

Effective January 2, 2002, IGHI contributed 99% of the stock of the company to Group and 1% of the stock to ProTrader Group Management LLC. Concurrent with this transfer, the Company changed its ownership structure from that of a corporation to a limited partnership.

* * *